COSMIC SHIELDING CORPORATION
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2020

COSMIC SHIELDING CORPORATION

Years Ended December 31, 2020

Table of Contents



F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

To Management & Shareholders of Cosmic Shielding Corporation
Marietta, GA

We have reviewed the accompanying financial statements of Cosmic Shielding Corporation ("Cosmic Shielding" or "the Company") (a Delaware corporation), which comprise the balance sheet as of December 31, 2020, and the related statement of operations, statement of changes in shareholders' equity, and statement of cash flows for the period from August 7, 2020 (inception) through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Members of:
WSCPA
AICPA
PCPS

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

802 North
Washington
PO Box 2163
Spokane,
Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has not yet commenced principal operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Accountants' Responsibility

Our responsibility is to conduct the review engagement accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
August 23, 2021

COSMIC SHIELDING CORPORATION
BALANCE SHEET

December 31, 2020 (unaudited)

Assets

		2020
Current assets		
Cash and cash equivalents	$	5,370
Receivable from debt holder		5,000
Total current assets		10,370
Total assets	$	10,370

Liabilities and Shareholders' Equity (Deficit)

		2020
Current liabilities		
Accounts payable	$	-
Total current liabilities		-
Loan payable, net of current		30,000
Total liabilities		30,000
Shareholders' equity		
Common stock (par value $.01; 1,000 shares authorized, 920 issued and outstanding		9
Additional paid-in capital		1,135
Accumulated deficit		(20,774)
Total shareholders' equity		(19,630)
Total liabilities and shareholders' equity	$	10,370

See independent accountants' review report and accompanying notes to the financial statements.

-2-

COSMIC SHIELDING CORPORATION
STATEMENT OF OPERATIONS

Period from August 7, 2020 (inception) through December 31, 2020 (unaudited)

	2020
Operating expenses	
General & administrative	6,145
Salaries & wages	10,038
Professional fees	4,591
Total operating expenses	20,774
Net loss before income taxes	20,774
Provision for income taxes	-
Net loss	20,774

See independent accountants' review report and accompanying notes to the financial statements.

-3-

COSMIC SHIELDING CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)

Period from August 7, 2020 (inception) through December 31, 2020 (unaudited)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balance, August 7, 2020 (inception)	-	$ -	$ -	$ -	$ -
Shares issued for services	920	9	-	-	$ 9
Contributions from members	-	-	1,135	-	$ 1,135
Net loss	-	-	-	(20,774)	$ (20,774)
Balance, December 31, 2020	920	9	1,135	(20,774)	$ (19,630)

COSMIC SHIELDING CORPORATION
STATEMENT OF CASH FLOWS

Period from August 7, 2020 (inception) through December 31, 2020 (unaudited)

	2020
Cash flows from operating activities	
Net income	$ (20,774)
Adjustments to reconcile net income to net cash	
provided by (used in) operating activities:	
Stock compensation	9
Net cash used in operating activities	(20,765)
Cash flows from financing activities	
Proceeds from convertible loans	25,000
Proceeds from shareholder contributions	1,135
Net cash provided by financing activities	26,135
Net increase in cash and cash equivalents	5,370
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 5,370
Supplemental Disclosure	
Interest paid	$ -
Taxes paid	$ -

See independent accountants' review report and accompanying notes to the financial statements.

-4-

COSMIC SHIELDING CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of Cosmic Shielding Corporation ("CSC" or "the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

Business activities
Cosmic Shielding Corporation is a corporation formed on August 7, 2020 under the laws of the State of Delaware, and is headquartered in Atlanta, GA. The Company specializes in the research and design of multifunctional composite systems that are designed to be safe and reliable in space.

Basis of presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Cash and cash equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable
Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible.

As of December 31, 2020, the Company expects to collect these balances completely and therefore has not created any allowance for it.

Revenue is recognized upon the transfer of control of promised goods or services to customers. The Company has not yet commenced its operations, thus no revenue has been recognized to date.

Advertising costs
The Company expenses advertising costs as incurred. Advertising costs were $nil for the period ended December 31, 2020.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I.   Identify the contract with a customer
II.   Identify the performance obligations in the contract
III.   Determine the transaction price
IV.   Allocate the transaction price to the performance obligations in the contract
V.   Recognize revenue when (or as) the entity satisfies a performance obligation.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by both the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return, and the State of Georgia, which has similar statutes. As such, all tax years are open since the Company's inception.

At December 31, 2020, the Company has an estimated deferred tax asset associated with its operating losses, assuming an estimated blended tax rate of 28%, of roughly $5,800. Given the Company has yet to commence primary operations, a full valuation allowance has been assessed against the deferred tax balance.

Shipping and handling costs

Shipping and handling costs are expensed as incurred.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Note 2 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception and has negative cash flows from operations since inception which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its flagship products, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements. During the third quarter of 2021, the Company intends to conduct an equity raise pursuant to Regulation Crowdfunding in order to provide operational capital.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 3 – Notes Payable

During 2020, the Company entered into three $10,000 loan agreements. The loans bear interest at 4% per annum and mature in November 2022. The Company has no minimum payment amounts and the balances are due to be settled during the year ended December 31, 2022. Each note is automatically converted into common stock of the Company upon a qualified financing event, if the Company raises equity proceeds in excess of $1.5 million, at a discount to the price paid during the qualified financing. If the notes remain outstanding at maturity, the notes are automatically converted to common stock of the Company based on a $3.5 million valuation cap.

One of the three debt holders only funded $5,000 of the $10,000 note obligation during the year ended December 31, 2020. As a result, the Company recorded a receivable for the remaining balance in the amount of $5,000, which was received subsequent to period-end.

The Company recognized $nil in interest expense as of December 31, 2020.

Note 4 – Shareholders' Equity

The Company has authorized 1,000 shares of common stock, par value $.01, for issuance. During the period ended December 31, 2020, the Company issued an aggregate 120 shares to three separate investors. These shares vest through August 1, 2022 and any unvested shares are subject to forfeiture and return to the Company if the investor engages in any forfeiture activities. If forfeited, any vested shares are also subject to repurchase by the Company.

During the period ended December 31, 2020, the Company also issued an aggregate 800 shares to both of its founding officers. In total, the Company recognized $9 in stock-based compensation during the period, included in general and administrative expenses on the statement of operations.

Note 5 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

A novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 6 – Subsequent Events

In February 2021, the Company entered into an option and warrant purchase agreement with a UK-based entity, in which it granted the holder the option to subscribe for up to 250k British Pounds for each equity-based raise conducted in a 24-month period (the "Option share"), along with the option to subscribe to additional shares based on a future share price calculated at 100k British Pounds divided by the net share price of the future equity-based raise (the "Warrant share").

In April 2021, the Company entered into another convertible debt round, with terms substantially similar to those of Note 2 above although convertible at a $7.5 million valuation cap. Through April 2021, the Company received roughly $700,000 in gross proceeds, with another roughly $275,000 in proceeds through July 31, 2021.

On April 1, 2021, the Company entered into a sponsored research agreement with Massachusetts Institute of Technology (MIT) that runs through Sept. 2023 to assist the Company with the research and design of its various technologies and patent filings. The Company was required to pay an aggregate $283,000 prior to signing and will be required to make a final payment in the amount of $182,323 on June 1, 2022.

Management has evaluated subsequent events through August 23, 2021, which is the date these financial statements were available to be issued.